Filed pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6(b) of the Securities
Exchange Act of 1934
Filing Person: Safehold Inc.
Subject Company: Safehold Inc.
Commission File Number: 001-38122

Safehold Inc.(Q4 2022 Earnings) February 14, 2023

Corporate Speakers:

•	Pearse Hoffmann; Safehold Inc.; SVP of Capital Markets & IR
•	Jay Sugarman; Safehold Inc.; CEO & Chairman
•	Marcos Alvarado; Safehold Inc.; President & CIO
•	Brett Asnas; Safehold Inc.; CFO

Participants:

•	Stephen Laws; Raymond James; Analyst
•	Matthew Howlett; B. Riley Securities; Analyst
•	Rich Anderson; SMBC Nikko Securities; Analyst
•	Harsh Hemnani; Green Street Advisors; Associate
•	Ki Bin Kim; Truist Securities; MD

PRESENTATION

Operator^ Good morning, and welcome to Safehold's Fourth Quarter and Fiscal Year 2022 Earnings Conference Call. (Operator Instructions) As a reminder, today's conference is being recorded. At this time, for opening remarks and introductions, I would like to turn the conference over to Pearse Hoffmann, Senior Vice President of Capital Markets and Investor Relations. Please go ahead, sir.

Pearse Hoffmann^ Good morning, everyone. Thank you for joining us today for Safehold's earnings call. On the call today, we have Jay Sugarman, Chairman and Chief Executive Officer; Marcos Alvarado, President and Chief Investment Officer; and Brett Asnas, Chief Financial Officer.

This morning, we plan to walk through a presentation that details our fourth quarter and fiscal year 2022 results. The presentation can be found on our website at safeholdinc.com by clicking on the Investors link. There will be a replay of this conference call beginning at 2:00 p.m. Eastern Time today. The dial-in for the replay is (877) 481-4010 with a confirmation code 47581.

Before I turn the call over to Jay, I'd like to remind everyone that statements in this earnings call, which are not historical facts, may be forward-looking. Our actual results may differ materially from these forward-looking statements and the risk factors that could cause these differences are detailed in our SEC reports. Safehold disclaims any intent or obligation to update these forward-looking statements, except as expressly required by law.

Now with that, I'd like to turn it over to Chairman and CEO, Jay Sugarman. Jay?

Jay Sugarman^ Thanks, Pearse, and thanks to all of you for joining us today. With the merger vote now set for March 9, we're excited to begin the next phase of Safehold's growth and continue building our position as the leader of the modern ground lease industry. While unfavorable market conditions and the constraints of the merger process hurt our share price and investment activity in the fourth quarter, 2022 overall included many positives for our company.

Strong earnings and portfolio growth, increased dialogue with customers and brokers and initial steps to highlight the value of CARET were all important milestones in the execution of our long-term strategy. With the benefit of a simpler, stronger and better safe hold post-merger, we look forward to getting back to work as markets restabilize. To delivering customers efficient capital solutions for their needs and to improving the broader market's recognition of our company's value and growth potential.

And with that, let's turn it over to Marcos and Brett to recap the quarter and the year. Marcos?

Marcos Alvarado^ Thank you, Jay, and good morning, everyone. Let's begin on Slide 4. 2022 was another strong year for Safehold as we continue to scale the business. We closed 26 new ground lease investments totaling $1.4 billion. And at year-end, our unrealized capital appreciation account for the portfolio stood at an estimated $10.5 billion. We continue to have success across different property types and locations. Creating ground leases in 15 unique markets in 2022, including 4 institutional life science assets in Boston and the Bay Area and 15 multifamily assets across several markets, including New York, Los Angeles, Nashville, Denver and Miami.

Over the course of the year, as inflation, higher rates and other macro shocks played out, the broader markets experienced significant volatility across all asset classes. These headwinds and limited liquidity have caused a revaluation of assets, which in turn has led to a slowdown in overall transaction volume as buyers and sellers search for equilibrium.

As we mentioned last earnings call, we certainly are not immune to the slowdown as our customers are assessing their capital solutions in a repriced market while going through their own value discovery. We remain cautiously optimistic but expect this uncertainty around deal volume to persist here in the near term. That said, we are well positioned and ready for the inevitable market rebound and have ample liquidity to fund new ground lease transactions as those opportunities arise.

During 2022, we raised $934 million of new capital, consisting of $625 million of long-term unsecured debt and $309 million of equity. Notably, these debt raises were our first 30-year issuances in the unsecured market. Being able to enter the 30-year unsecured market with accretive financing only 1 year after receiving investment-grade credit ratings, underscores the high-quality credit profile of our business. We are very encouraged by the overall credit momentum, which is evidenced by the 2 positive outlook changes in the last 6 months, putting us 1 step closer to that single-A rating we're striving for.

As we previously announced, the forthcoming merger with iStar is expected to have tangible benefits that set up Safehold for long-term success. Internalizing brings management and all of Safehold's accumulated IP in-house. And from an earnings perspective, this significantly lowers the long-term cost structure of the business relative to the current externally managed architecture.

Finally, on the investor front. This is expected to enhance our access to new sources of capital in both the debt and equity markets, more than doubling our free float and diversifying our shareholder base.

Continuing on, let me discuss our investment activity on Slide 5. During the quarter, we originated 3 new ground leases totaling $79 million. Among these, we funded $27 million during the quarter and expect to fund the $52 million of the unfunded balance in the coming quarters. Additionally, we funded $41 million during the quarter associated with prior ground lease commitments.

These three new originations were all multifamily properties and span 3 different markets. As we mentioned last quarter, we've increased our pricing. The new ground leases we originated during the quarter generated a weighted average yield of 6.9% assuming 0% inflation which is over 100 basis points higher than the 5.8% yield for the investments we made in the third quarter.

The credit metrics associated with these deals are in line with our targets. As rates and spreads move, we'll continue to examine pricing dynamics that work both for our customers and for our business. It is our belief that creating ground leases at these current levels will lead to significant long-term value creation for the company.

Slide 6 provides a snapshot of our portfolio growth during the quarter. At the end of the quarter, our aggregate portfolio stood at approximately $6.2 billion, representing 18x growth since our IPO over 5.5 years ago. We remain focused on targeting high-quality assets. We were pleased to close transactions in 3 unique markets during the quarter. And with that, let me turn it over to Brett to go through the financials. Brett?

Brett Asnas^ Thank you, Marcos, and good morning, everyone. Continuing on Slide 7, let me detail our quarterly earnings results. Revenues were $73.4 million for the fourth quarter. Net income was $21.8 million and earnings per share was $0.35. For the year, this brought revenue to $270.3 million, up 45% and net income to $135.4 million, up 85% and earnings to $2.21 per share, up 64%.

However, it should be noted that the fourth quarter included certain onetime costs related to the merger and CARET. Excluding those items, net income for the fourth quarter would have been $25 million, an increase of 17% versus the same period last year, and earnings per share would have been $0.40, 7% above the $0.38 we earned in the prior year period.

For the year, net income, excluding onetime items, was $98.5 million, up 38% and earnings was $1.61 per share, up 22%. On Slide 8, we detail our portfolios yield under various inflation scenarios. As we previously discussed, the market largely values our cash flows relative to long-term high-grade bonds. Particularly throughout the past year, we've seen a high correlation between our stock price and the yields on these bonds. As discount rates moved higher, there's been a corresponding decrease in the value of our contractual cash flows and consequently in our stock price. Conversely, as rates have found their footing a bit more this year, we have seen an uptick in our stock price.

However, our cash flows are not fixed like these comparable long-term bonds, 95% of our portfolio has some form of inflation protection built in. The current portfolio generates a cash yield of 3.4% and an annualized yield of 5.1% which presumes a 0% inflationary environment for the duration of our ground leases. If you take into account the latest long-term inflation expectations of 2.24%, our inflation-based rent increases will drive the portfolio to yield 5.7%. If inflation steps back down to 2.0%, our portfolio will yield 5.6%. And if it moves up to 3.0%, our portfolio will yield 6.2%. This additional yield is consequential when compounded over the ultra-long duration of our ground leases.

Additional portfolio metrics can be seen on Slide 9. At the end of the fourth quarter, our portfolio's weighted average ground lease to value was 40% and weighted average rent coverage was 3.9x. By property type, our portfolio consists of 45% office, 36% multifamily, 12% hotel, 4% life science and 3% mixed-use and other. Our weighted average extended lease term is 93 years.

Moving to Slide 10. We show a geographic breakdown of our portfolio as we continue to expand our footprint in the nation's top markets. New markets in 2022 included Boston, Baltimore and Sacramento, which combined for approximately 8% of the total portfolio at year-end.

Slide 11, provides an overview on our capital structure. Subsequent to quarter end, Safehold closed an additional $500 million unsecured revolving credit facility, increasing the company's total unsecured credit lines to $1.85 billion. These combined credit lines provide significant operational and financial flexibility while strengthening our liquidity position at a time of market uncertainty. Additionally, these capital commitments demonstrate both the strength of our banking relationships and credit profile, positioning us well to fund new originations as opportunities present themselves.

At the end of the fourth quarter, we had $3.8 billion of debt comprised of approximately $1.5 billion of nonrecourse secured debt, $1.4 billion of unsecured notes and $272 million of our pro rata share of debt on ground leases, which we own with joint venture partners. Our weighted average debt maturity is 24 years. In addition, we had $690 million drawn on our unsecured revolver.

Combined with cash on hand and including the additional $500 million unsecured revolving credit facility closed post quarter end, we had approximately $1.2 billion of available liquidity. We are levered 1.8x on a total debt-to-book equity basis. The effective interest rate booked on our nonrevolver debt is 3.7%, which is a 138 basis point spread to the 5.1% annualized yield on our portfolio. The portfolio's annualized cash yield is 3.4%, a 17 basis point spread to our 3.2% cash interest rate.

On Slide 12, we provide an update on UCA. As of year-end, the estimated value of all of the unrealized capital appreciation sitting above our land increased by $16 million to approximately $10.5 billion, a 78% CAGR since IPO. In total, the UCA portfolio is comprised of approximately 33 million square feet of institutional quality commercial real estate. Consisting of 14.9 million square feet of multifamily, 13.2 million square feet of office, 3.8 million square feet of hotels, 700,000 square feet of life science and 700,000 square feet of mixed-use and other property types.

And with that, let me turn it back to Jay to walk through Slide 13, which provides an update on the progress we've made with CARET in 2022.

Jay Sugarman^ Thanks, Brett. We believe CARET is a powerful asset and an asset that remains misunderstood and misvalued in our stock price. Slide 13 highlights the steps taken over the last year to push CARET forward and improve its value recognition for the enterprise. As a reminder, CARET is intended to crystallize the value of the portfolio of future ownership rights that Safehold controls. While ownership occurs in the future, today's underlying values can be estimated on a regular basis and used to demonstrate the growing scale and breadth of the portfolio.

Caret is integral to our modern ground lease model and a tremendous differentiator for Safehold. And with Safehold being CARET's largest owner, Safehold shareholders have the most to gain by seeing CARET's value reflected in the stock. As a result, we're pleased to have offered 2 investment rounds in CARET in 2022. The first in January to a group that included sophisticated family offices, crop tech funds, sovereign wealth funds and certain high net worth investors who committed to invest $24 million at a $1.75 billion CARET enterprise value. Those investors received a redemption option for their money back if certain liquidity conditions weren't met.

The second round will also raise $24 million, was set at a $2 billion enterprise valuation, and will close at the time of the merger. MSD Partners led this round with a $20 million commitment and several of the first round participants will also invest in this round alongside MSD. This round does not include a redemption right. In connection with the merger and MSD negotiations, there were certain changes to the CARET documents proposed which we believe enhance the alignment between Safe and CARET, clearly separate bond economics and capital appreciation economics in the portfolio and should help make the value of CARET clear for Safehold shareholders.

Having CARET's value reflected in the stock remains a priority, and we are optimistic that 2023 could be a turning point in the investment community's perception and appreciation of CARET, and we will continue to underscore its value in our many upcoming discussions with investors.

So with that, operator, let's go ahead and open it up for questions.

QUESTIONS AND ANSWERS

Operator^ Thank you. (Operator Instructions) Your first question for today is coming from Stephen Laws with Raymond James.

Stephen Laws^ Jay, I want to follow up. I'll start with the CARET, which you ended with. Can you talk about the pursuit of a listing there that needs to take place over the next 12 months is laid out under the terms in that first investment and kind of what are the different options that you're looking at? And kind of what's the timing of how that should play out over the course of this year?

Jay Sugarman^ Stephen, yes. So first things first, we want to get this merger behind us, turn the rockets back on the investment side. We think the CARET story just continues to gain interest. And with this potential closing of this next round with the kind of names that are involved with it. We think it's a very powerful story, but we've got more work to do to spread that story before we consider something like a listing. But certainly, our view is the value is demonstrable both privately and publicly. And so that remains part of our longer-term plans.

Stephen Laws^ Marcos, you talked about low volumes likely near term given some volatility other things, which in a price discovery in the market. what are the 1 or 2 things you're kind of looking for to kind of turn that back on, on the origination side, especially given the available liquidity you currently have?

Marcos Alvarado^ Stephen, so I would characterize Q4 as kind of a liquidity desert. It was pretty dry out there across the board. And unless you absolutely had to do something. You didn't make a capital decision. The thing for us that we look at is kind of internal pipeline, and it seems to have picked up as we sort of turned over into the new year. While liquidity is still scarce across the board, there are certain asset classes like multifamily that have started to reprice.

The agencies are still providing capital. Our team was out at the housing conference in Las Vegas a couple of weeks ago and the amount of transaction and engagement that they had with customers out there gives me some optimism for the second half of this year that we'll start to see some transaction volume.

Stephen Laws^ Great. Appreciate the color. And lastly, Brett, can you give us an idea of how -- how much more expenses are left that are merger-related that will be taken in the first quarter between now and close, what's left to expense?

Brett Asnas^ Sure. Absolutely, Stephen. As far as merger costs for last year, we took a shade under $8 million, and we would expect that the remaining merger costs will be approximately $6 million. And most of that will go through the P&L, obviously, when the merger closes. So dependent on the time line that we have discussed, those should flow through the P&L at the merger closing timing.

Operator^ Your next question for today is coming from Matthew Howlett at B. Riley.

Matthew Howlett^ First, the book does go through, just curious how long you think it will take to close this transaction?

Jay Sugarman^ Matt, yes, I think the goal is to close as expeditiously as possible. It would be great to close at the end of a quarter that just makes everything easier. So that would be our initial target. Obviously, we don't control all the pieces of the puzzle, but we do feel pretty good that once the vote is done, we will push everything as fast as we can and hopefully be able to look at that end of a quarter as a target date.

Matthew Howlett^ Okay. End of first quarter, just to be clear, because I know there's some work that Safe's Star has to do on its end to liquidate some assets. And I know Star's earnings are coming up here, but just you feel good that the pieces that you can control, you can do it and close very soon after the vote if it goes through.

Jay Sugarman^ You got it.

Matthew Howlett^ Great. Great to hear and looking forward to that. Jay, just a lot of talk is on the office sector. Obviously, we get that a lot. You look at your portfolio, the trophy office building, I was just curious, if you look at long term, do you feel like -- how do you feel about the office, first, I'd love to hear your view. Second, do you feel that they're going to have to be converted at some point? Just talk long term about the office sector in your portfolio.

Jay Sugarman^ I'm glad you said long term, Matt, because I know there's a lot of focus on what's going on near term. Look, real estate in urban markets is always about creative destruction, how we can find highest and best use, well-located land over long periods of time has been the beneficiary of that creative destruction. So I do think there's going to be some challenges, but as more and more space comes off-line, it tends to tighten these markets up. And so I think there'll be an equilibrium out there. We're clearly not at it today. Supply/demand feels out of whack. And so that's going to be a painful transition.

Again, when you're sitting on top of major subway and transportation, nexus in major cities, we feel pretty good about that long term. We do think leadership in these cities is important to take the steps now to really reinvent themselves. We are believers that these centers of culture and finance and technology and education are and will remain places people want to live and be. So office is going to have to adapt, some other asset classes are going to have to adapt.

But when you say long term, and again, we spent a lot of time researching how cities grow and how values change. We like the locations we're in, and we think those cities are going to be the long-term winners. So we'll have to ride out whatever transition takes place and certainly, office is going through that as we speak.

But whether that's readaptation of specific buildings or whether it's just a lot of supply comes out of the market, we've seen it happen many times in our careers, and this will be another period where the real estate market will have to find that highest and best use. Fortunately, we don't have to be the ones to do that. We got a very attractive seat to watch it happen.

Operator^ Your next question for today is coming from Rich Anderson at SMBC.

Rich Anderson^ So it was said that I think Marcos said investment internal pipeline has picked up. One thing, we've seen some life in your stock this year as inflation numbers have trended down. I think there's kind of an anticipation trade there going on at least in the stock market. Would you extrapolate that to the conversations you're having with potential customers as well. Is that a part of it that they're sort of seeing the light at the end of the tunnel from an inflationary point of view and could start to get more comfortable with engaging you on a ground lease? Is that the mentality that's out there?

Marcos Alvarado^ I think it goes asset class by asset class and customer by customer. So I think it's the sort of psychology of where you are in the arc of repricing. So I'll take one out of the spectrum, which is multifamily. There's -- as I mentioned before, there's liquidity, both fee and leasehold liquidity. We're actively looking at transactions. That market seems to have repriced for sellers who are willing to sell in that market, and there seems to be decent demand on the buy side.

So I expect some activity on those assets. And then obviously, as Jay sort of alluded to on the other end of the spectrum, you have office where there's limited to no liquidity. And I think you're going to see a fair amount of distress up at the equity level with assets being handed back to lenders. And that process is very early in its cycle.

Rich Anderson^ In one of the pages, I think it was Page 5 of your slide deck. You have a footnote there discussing your protection against inflation and it mentioned fair market resets is one inflation protection mechanism. I know when you're buying existing ground leases, you are making adjustments as you go and eliminate some of those vestiges of past ground lease in those that you're purchasing. But are you more inclined to hold on to fair market resets now with this inflationary market still intact? Or are you still going down the road of eliminating a lot of those situations and taking a win-win for you?

Marcos Alvarado^ So I would say we we'll continue to be opportunistic when existing leases come to market that typically contain those fair market value or percentage rent provisions that you're referring to. As I think about the last 5 years and the transition and effort to sort of reset and redefine an entire marketplace, part of that is getting rid of that ambiguity. I think we've proven out leasehold liquidity, financing liquidity, sales and liquidity and part of that is the design of this new moderate ground lease. So I think we would be taking a step back if we started to reintroduce those sorts of terms to our customers. So our current form of ground lease reflects the same form that we've been using economically for the last few years.

Rich Anderson^ Okay. Fair enough. And then last for me, on the CARET page, you talk about revesting 25% in terms of senior management. What are the -- besides just staying employed by Safehold, are there other vesting conditions that would get you to that? I'm just curious if there's more to it than just what it [imply].

Jay Sugarman^ Yes, Rich, this is really just a retention tool to make sure the team stays together over the next 2 years while we really ramp up the CARET side of the story. So really nothing more than a time vest . On CARET's that had already been vested, but we wanted to show to the market and senior management committed to revest on those to show how committed we are.

Rich Anderson^ So it's another 2 years.

Jay Sugarman^ Yes.

Operator^ Your next question for today is coming from Harsh Hemnani at Green Street.

Harsh Hemnani^ So given the recent pullback in treasury yields. I'm wondering if you are confident in your ability to preserve the high yield you were able to originate at in the fourth quarter. You mentioned the investment pipeline for the future is looking better, it's improving. But perhaps the deals that you closed in the back half of this year, how confident are you in being able to originate at similar yields?

Marcos Alvarado^ Harsh, so I'm going to make a just a big macro call on our business. I think our belief here is that if we're creating these assets north of a 6% ROA, we will be rewarded. I think the balancing act is obviously managing our cost of capital, both from a debt perspective and an equity perspective to make these transactions accretive. So I would say it's a balancing act. I think those kind of almost 7% yields. I wish I could tell you they were flowing in, but I don't expect those to continue. But I do think kind of low to mid-6s in this sort of rate environment feels achievable for our business. And I think long term, we'll be rewarded for that.

Harsh Hemnani^ That's helpful. And then -- so CARET, the authorized shares there, it increased from about $10 million to $12.5 million. I understand at this time, authorized shares are not yet issued. But what I want to confirm is, first off, why the increase? What's the philosophy behind that? And second, when we share in the [GAD] issued, I just want to confirm that the proceeds from those issuances would go to sales, correct?

Jay Sugarman^ Yes. So on the first part, Harsh, the goal with the MSD negotiations was to really build out CARET in a fully fleshed out form, that will take us for many, many, many decades. So the -- just changing the authorization a bit was to anticipate over the coming many, many, many years, the ability to issue a modest amount for lots of different reasons within the purview of the board. We wanted them to have the flexibility over the long term without having to keep going back. So that 20% increase is really anticipatory of the long-term future of CARET , nothing imminent. Second part, Marcos?

Marcos Alvarado^ Yes. Harsh, so the -- I think your question was if you raised proceeds at Safe does that go to the ground lease business? And the answer is yes. So we would redeploy those to invest in ground leases.

Harsh Hemnani^ Okay. And then last one for me. For this quarter, what proportion of them were originated by Safe, what proportion of the acquisitions were originated by Safe versus just acquiring existing ground leases? And also, could you touch on the rent coverage this quarter? I know it was in line with your investment targets, but closer to the low end and it represented sort of a meaningful slowdown or a meaningful downtick versus the previous few quarters. So maybe you could touch on why that was.

Marcos Alvarado^ Sure thing. So 100% of the 3 assets were originated, so none were existing ground leases. And then our coverage construct for assets that are in transition or in development is we take a haircut to the sponsor's numbers typically, and then we take an incremental haircut to that number just to be conservative. So the 2.3x coverage level probably reflects almost a 20% to 25% discount to the sponsor underwriting.

Operator^ Your next question for today is coming from Ki Bin Kim at Truist.

Ki Bin Kim^ Joining the call a little bit late, sorry if you already answered this question. Just curious on the 4Q's deal volume at a 6.9% yield. I mean, it's pretty high. I mean just kind of saying the obvious, but I'm curious about what special situation this was, if it was that? And what kind of customer would transact on a ground needs of that type of yield even in this environment?

Marcos Alvarado^ Yes. I would say those are opportunistic as I said before in the other question, I think generally, we're kind of targeting low 6s to mid-6s. I'm hopeful that we continue to get stuff close to the 7% range, but I would call these 3 originations sort of situational. But the sponsors are ultra-high net worth family office, Southeast operator that owns over 10,000 units and then another family office. So I think they looked at the situation and we were the most efficient capital solution available in the market in Q4 to get their transactions off the ground. And I still think that dynamic plays forward in sort of Q1, Q2. So for the people who need to make decisions, we are still going to be the most efficient option out there.

Ki Bin Kim^ And going back to your comments about low to mid-6 is feeling achievable. I'm curious about how deep the market is at those type of yields? Or do you have to go [sub-secs] for it to really hit your stride on a volume perspective?

Marcos Alvarado^ I think at those levels, when I look at the alternative options, I feel good. I think from a volume perspective, I think as I said, we're cautious. What we really need to have happened for us to kind of hit pace again from an origination standpoint, is this in past between buyers and sellers, this value in past to sort of abate. We're starting to see it in the multi space, as I said before, but we haven't seen it in other asset classes. So I would say volumes will probably be muted in Q1. And hopefully, there's some pickup in Q2 and the back half of the year.

Operator^ Mr. Hoffmann, we have no further questions.

Pearse Hoffmann^ Great. Thank you. If you should have any additional questions on today's earnings release, please feel free to contact me directly. Holly, could you please give the conference call replay instructions once again?

Operator^ Certainly. There will be a replay of this conference call beginning at 2:00 p.m. Eastern Time today. The dial-in for the replay is (877) 481-4010 with the confirmation code 47581. Thank you.

This does conclude today's event. You may disconnect your lines at this time, and have a wonderful day. Thank you for your participation.

Forward-Looking Statements

Certain matters discussed in this document may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements can be identified by the use of words such as “illustrative”, “representative”, “expect”, “plan”, “will”, “estimate”, “project”, “intend”, “believe”, and other similar expressions that do not relate to historical matters. These forward-looking statements reflect the Company’s current views about future events, and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause the Company’s actual results to differ significantly from those expressed in any forward-looking statement. The Company does not guarantee that the transactions and events described will happen as described (or that they will happen at all).

The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: (1) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin-Off, sales of assets and other factors; (2) any delay or inability of New Safehold and/or SpinCo to realize the expected benefits of the transactions; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of New Safehold shares to be issued in the transaction; (5) the value of SpinCo's shares and liquidity in SpinCo's shares; (6) the risk of unexpected significant transaction costs and/or unknown liabilities; (7) potential litigation relating to the proposed transactions; (8) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; (10) general economic and business conditions that could affect New Safehold and SpinCo following the transactions; (11) market demand for ground lease capital; (12) the Company’s ability to source new ground lease investments; (13) the availability of funds to complete new ground lease investments; (14) risks that the rent adjustment clauses in the Company's leases will not adequately keep up with changes in market value and inflation; (15) risks associated with certain tenant and industry concentrations in our portfolio; (16) conflicts of interest and other risks associated with the Company's external management structure and its relationships with iStar and other significant investors; (17) risks associated with using debt to fund the Company’s business activities (including changes in interest rates and/or credit spreads, the ability to source financing at rates below the capitalization rates of our assets, and refinancing and interest rate risks); (18) risks that tenant rights in certain of our ground leases will limit or eliminate the Owned Residual Portfolio realizations from such properties; (19) general risks affecting the real estate industry and local real estate markets (including, without limitation, the potential inability to enter into or renew ground leases at favorable rates, including with respect to contractual rate increases or participating rent); (20) dependence on the creditworthiness of our tenants and their financial condition and operating performance; (21) the war in Ukraine and escalating geopolitical tensions as a result of Russia’s invasion of Ukraine; and (22) competition from other ground lease investors and risks associated with our failure to qualify for taxation as a REIT, as amended. Please refer to the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022 and any subsequent reports filed with the Securities and Exchange Commission (SEC) for further discussion of these and other investment considerations. The Company expressly disclaims any responsibility to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR has filed with the SEC a registration statement on Form S-4 on December 16, 2022 that includes a joint proxy statement of STAR and SAFE and that also constitutes a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger. In addition, SpinCo filed with the SEC a Form 10 registration statement on February 3, 2023 that will register its common shares. STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE or SpinCo have filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

Safehold, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC.

Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description is included or incorporated by reference in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.